May 1, 2009

Mr. Ryan Rohn

United States Securities and

  Exchange Commission

100 “F” Street, NE

Washington, D.C.  20549

Re:	DineEquity, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed October 31, 2008
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 001-15283

Dear Mr. Rohn:

As the Principal Accounting Officer of DineEquity, Inc., I am providing our responses to the Staff’s comments raised in its letter dated April 3, 2009.  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the Company’s response immediately follows.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part I

Item 3. Legal Proceedings, page 30

1.             In responding to the requirements of Item 103 of Regulation S-K, you refer vaguely to “matters described in previous filings.”  We note similar disclosure in Note 15 to the financial statements.  Please tell us whether there were any material pending legal proceedings, other than ordinary routine litigation, involving you, any of your subsidiaries or any of your property.  In addition, tell us whether any proceeding was terminated during the fourth quarter of fiscal 2008.  To the extent there were any material pending legal proceedings, they should be described in the Form 10-K.  If your intention was to incorporate by reference disclosure from previous filings, you may only do so in accordance with General Instruction G to Form 10-K.

Response

In our second quarter 2008 Form 10-Q we provided information regarding a case captioned Gerald Fast v. Applebee’s (the “Fast case”).  Because there had been no material changes as to the status of the case no update was provided in the third quarter  2008 Form 10-Q or Form 10-K for fiscal 2008 and the language incorporating the description of the Fast case was inadvertently omitted in the Form 10-K.  The Company’s first quarter 2009 Form 10-Q filed on April 30, 2009 includes updated information regarding the status of this matter.  The Company acknowledges the requirement that it include a description of material litigation in its Form 10-K and will do so in its future filings.  At present, there is no other material pending litigation.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the fiscal years ended December 31, 2008 and 2007, page 43

2.             In consideration of your quarterly financial data presented on page 128, we note that your 4th quarter 2008 revenue is 20% less than that in the 1st quarter.  We note your disclosures on page 44, that guest traffic at IHOP declined in the fourth fiscal quarter of 2008 due to a combination of several severe hurricanes and the mounting economic crisis.  Your current disclosures are not clear as to how this decrease in revenue impacted each of your reportable segments.  In addition, tell us and explain in future filings how several severe hurricanes resulted in a decline in the fourth fiscal quarter of 2008.  Specifically, it is unclear why this would not impact Applebee’s restaurants as well.  Also, it is unclear why this would be a significant factor in light of your disclosures on page 4, that Applebee’s restaurants are in 49 states, 16 countries outside of the United States, and one U.S. territory and on page 9, IHOP restaurants are located in 49 states in the United States, the District of Columbia, and internationally in Canada and Mexico.  We further note your disclosures on page 2 of Exhibit 99.1 filed with the Form 8-K filed on March 2, 2009, that IHOP system-wide same-stores decreased 1.0% for the fourth quarter 2008 compared to the same quarter last year and Applebee’s system-wide domestic same-store sales decreased 4.6% for the fourth quarter 2008 compared to the same quarter last year.  Tell us your considerations of paragraph 31 of APB 28.

Response

The primary component of the decline in revenue comparing the 4th quarter of 2008 with the 1st quarter of 2008 is a decline in Company restaurant sales. Comparing the revenue disclosures on page 6 of Exhibit 99.1 filed with the Form 8-K filed on March 2, 2009 with the comparative amounts from the Quarterly Report on Form 10-Q for the period ended March 31, 2008 indicates that company restaurant sales declined $83,031,000 comparing the 4th quarter of 2008 with the 1st quarter of 2008. This decline comprises 95% of the total revenue decline of $87,264,000 represented by the comparison cited in the Staff’s comment above. The majority of the decline in company restaurant sales is due to the franchising of 103 company-operated restaurants during 2008.  Comparing the disclosure on page 54 of Form 10-K for the year ended December 31, 2008 of the number of company-operated restaurants at December 31, 2008 with the comparative number as disclosed in the Quarterly Report on Form 10-Q for the period ended March 31, 2008 indicates that the number of Applebee’s company-operated restaurants declined from 511 to 406.

In the Management’s Discussion and Analyses included in Form 10-Q for the Period ended September 30, 2008 and Form 10-K for the fiscal year ended December 31, 2008 we disclosed that the franchising of restaurants was the primary reason for the decline in Applebee’s company restaurant sales. The financial statement impact of franchising company-operated restaurants was also noted on page 39 of Form 10-K for the fiscal year ended December 31, 2008 as a known event and trend impacting reported or future results.

In footnote 5 of the Notes to the Consolidated Financial Statements in Form 10-K for the year ended December 31, 2008 we disclose the fact that company-operated restaurants in the California and Nevada markets were a component of assets held for sale as of December 31, 2007; that during the course of 2008 restaurants in the Delaware, Texas and New Mexico markets had been transferred into assets held for sale; and that during the course of 2008 the transactions involving the restaurants in the California, Nevada, Delaware and Texas had closed.

Lastly, the franchising of the restaurants took place throughout 2008 and was not the result of an event specific to the fourth quarter of 2008. Given this fact and in light of the disclosures cited above, we do not believe additional disclosures pursuant to paragraph 31of APB 28 were required.

Our comparison of Results of Operations is divided into several sections, including a consolidated comparison of 2008 results of operations with 2007 on pages 43 to 46 of Form 10-K for the fiscal year ended December 31, 2008 and a pro forma comparison, of Applebee’s 2008 results of operations with 2007 on pages 55 and 56. Each of those comparisons is subdivided into sections corresponding with our operating segments. Given that the comment with respect to hurricanes was only made within the Franchise Operations subsection and not the overview or the Applebee’s pro forma comparison we believe it was clear the comment was specific to that segment and that the other segments were not impacted. Additionally, the comment was made in the context of IHOP’s 23 consecutive quarters of same-store sales growth having ended, otherwise the estimated impact would not have been significant enough to note.

While it is correct that both IHOP and Applebee’s are domestically located in 49 states of the United States, that does not necessarily mean there is a uniform distribution across those states, or that there are IHOP and Applebee’s restaurants in the same cities within those states. As an example, at December 31, 2008 in the state of Texas there were 94 Applebee’s franchise restaurants and 171 IHOP franchise restaurants.

Assessing the impact of an event such as a hurricane requires estimation, as there may be direct impacts, such as a restaurant closure due to damage, and indirect impacts, such as collateral damage to local infrastructure that may impact sales even though a restaurant suffered no physical damage itself. The indirect impacts may even be positive if, for example, due purely to random chance, access to one location is unimpeded while access to others is blocked. Based on analysis of historical sales data, both brands were impacted by extreme weather conditions. The impact was more significant to IHOP only in the context of its positive same-store sales growth during the first three quarters of 2008; the impact was not as significant to Applebee’s given its decline in same-store sales had begun earlier in 2008.

Liquidity and Capital Resources of the Company, page 57

3.             You disclose on page 44, that one of the reasons for the increase in IHOP franchise expenses was due to an increase in the amount of financial relief granted to IHOP franchises.  Please explain the nature of this financial relief and if you expect to continue to grant this financial relief in the future.  Tell us your considerations of providing a discussion in your liquidity and capital resources to discuss this matter.  Refer to Section IV of SEC Release 33-8350.

Response

The financial relief referred to is solely in the form of forgiveness of amounts due for rent. There were no funds advanced or any other liabilities forgiven or deferred. Rent relief has been granted in the past and more likely than not will continue in the future. Rent relief was approximately $1 million (rounded up to the nearest million) for the year ended December 31, 2008 and as such, was not considered material in the context of total cash from operations of $111 million.

Debt Covenant Compliance, page 59

4.             We note that you state that you believe that you will remain in compliance for at least 12 months.  Since your actual ratios are “close” to your various covenant ratios, you should provide an analysis of events that might occur that would cause you to not comply with those ratios.  For example, consider including a discussion of the “margin” between the actual ratios and covenant ratios.  That is, consider disclosing the amount of reduction of operating results that would cause the company to fail its covenant ratios.  If it is reasonably likely that you will fail to be in compliance in 13 months or more, you should disclose the trends that could result in this outcome and the implications these events will have upon your liquidity.  Further, you should disclose the ramifications if you are unable to refinance in the future on commercially reasonable terms or at all.

Response

With respect to the consolidated leverage ratio of 6.8x as of December 31, 2008, an EBITDA for the trailing twelve months that was lower by $45.6 million would have caused the Company to fail the covenant ratio (a “margin” of 12.3% of the actual EBITDA). With respect to the Applebee’s debt service coverage ratio (“DSCR”) of 2.0x as of December 31, 2008, net cash collections for the trailing three months that were $3.9 million lower would have caused the Company to fail the covenant ratio (a margin of 8.1% of the actual net cash collections). With respect to the IHOP DSCR of 3.0x as of December 31, 2008, net cash collections for the trailing three months that were $7.8 million lower would have caused the Company to fail the covenant ratio (a margin of 37.5% of the actual net cash collections).

We will provide these margins in future filings. For the Staff’s information, the margins that were reported in our Form 10-Q for the period ending March 31, 2009 filed April 30, 2009 were 21.2%, 50.5% and 49.5%, for the consolidated leverage ratio, the Applebee’s DSCR and the IHOP DSCR, respectively.

Based on the results experienced in the first fiscal quarter, including, among other things, IHOP same-store sales, Applebee’s improvements in restaurant margin and the continuing ability to repurchase our long-term debt at a discount to face value, we do believe it to be reasonably unlikely that we will fail to be in compliance with our covenant ratios. We expanded our discussion of the ramifications if we are unable to refinance in the future on commercially reasonable terms or at all, in our Form 10-Q for the period ending March 31, 2009 filed April 30, 2009.

Cash Flows, page 60

5.             We note that your discussion of cash flows from operating activities states the increase was due primarily to the inclusion of Applebee’s operating activities for a full year in 2008.  This does not appear to contribute substantively to an understanding of your cash flows.  Rather, it repeats items that are readily determinable from the financial statements.  For example, your current disclosures do not discuss the impact of your impairment charges in 2008.  That is, consider whether the cause of the impairment charges was attributable to a reduction in cash flows.  When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows.  These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows.  Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Response

Applebee’s contributed $44 million to DineEquity’s consolidated cash from operations of $111 million for the year ended December 31, 2008, after paying interest in cash of $145 million. While the consolidated total of cash paid for interest is disclosed elsewhere in the financial statements, there is no separate disclosure of Applebee’s or IHOP cash flows. Given the magnitude of the amounts noted above we believe it was important to indicate that the addition of Applebee’s was the most significant component of the change in cash from operating activities.

The causes of the impairment charge were not attributable to a significant reduction of operating cash flows. The causes of the impairment charge were a reduction of estimated proceeds of the franchising of Applebee’s company-operated restaurants (which would be an investing, as opposed to operating, cash flow) and downward revision of our 2009-2013 forecast, both of which were key assumptions underlying the discounted cash flow analysis used in the goodwill impairment test. While the downward revision of the five-year forecast was due in part to a decline in Applebee’s same-store sales during 2008, the impact of a systemwide decline of 2.2% in 2008 on Applebee’s operating cash flows for 2008 was not significant compared to the $190 million, before interest paid in cash, that Applebee’s contributed to consolidated cash flows from operating activities.

With reference to Section IV.B.1 of SEC Release 33-8350, we acknowledge that we did not provide analysis as to the changes in working capital that impacted cash from operating activities. We will provide such an analysis of significant changes in working capital commencing with our Form 10-Q for the period ending March 31, 2009.

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

3. Business Acquisition, page 89

6.             We have reviewed your response to our prior comment number 3.  In light of your significant revision of property and equipment from the preliminary purchase price valuation, please explain how you determined the assumptions used in your preliminary allocation were the most appropriate.  Explain when the final valuations were completed and confirm that the valuations were prepared using data as of the acquisition date.  Further, indicate why you believe using the per-restaurant averages to the entire portfolio represented the best estimate at the time of acquisition as oppose to estimating fair value on a store-by-store basis.

Response

We believe the assumptions used in the preliminary purchase price allocation were the most appropriate at that time, given the constraints of resources and time available prior to the required February 28, 2008 filing date of our Form 10-K for the fiscal year ended December 31, 2007. We completed the acquisition of Applebee’s on November 29, 2007, one month before our fiscal 2007 year end. Obtaining the financing required to complete the acquisition was not a foregone conclusion until that day. In the transaction, we acquired over 500 restaurant properties with varying types of property ownership. Under normal circumstances, Applebee’s accounting records for November would not have been closed until the middle of December. In addition to closing the accounting records for November, resources were required to ensure controlled processes were established to ensure the accuracy of consolidated financial information to be reported for the year ended December 31, 2007.

For these reasons, the Company believed it would be extremely difficult to complete a valuation of over 500 properties on a store-by-store basis in time to be able to record the necessary accounting entries, prepare the resulting consolidated financial statements and the related disclosures, and for our independent registered public accounting firm to complete their audit by the required deadline for filing our Form 10-K for the year ended December 31, 2007. Therefore, the Company believed using the per-restaurant averages applied to the entire portfolio was the best estimate at the time that would enable the Company to meet the deadline for filing the 2007 Form 10-K.

The final purchase price allocation was completed in the second fiscal quarter of 2008 and the accounting entries to give effect to the impact of the revision to the preliminary values assigned to property and equipment on depreciation expense were recorded effective April 1, 2008. We hereby confirm that the final valuation was prepared using data as of the November 29, 2007 acquisition date.

7.             Tell us why you believe that your goodwill allocation methodology is reasonable and supportable.  See paragraphs 34 of SFAS 142.  Further, explain why allocating the residual amount to the franchise unit that was acquired represents the appropriate amount to assign that unit.  Your response should address how the residual amount determination is consistent with the “purchase price for that business”.  See paragraph 35 of SFAS 142.

Response

In applying paragraph 34 of SFAS 142 we determined that two reporting units were expected to benefit from the business combination - the Applebee’s company-operated restaurant unit (the “company unit”) and the Applebee’s franchise restaurant unit (the “franchise unit”).  As we have disclosed in our public filings beginning with Form 10-K for the period ended December 31, 2007, our intent is to franchise the significant majority of the 510 company-operated Applebee’s restaurants acquired on November 29, 2007. We determined the fair value of the Applebee’s company unit for purposes of assigning goodwill to be the estimated sales value of the restaurants, the value that a market participant would have paid to purchase the restaurants on the day following the acquisition. This value was considered reasonable as it was based on an actual transaction negotiated within one month following the acquisition. The fair value of the franchise unit was determined using a discounted cash flow based on forecast royalty revenues from the franchise operations.

These fair values, which reconciled to the overall purchase price paid by the Company, were then used as the “purchase price” for purposes of the assignment of goodwill between the reporting units as required by paragraph 35 of SFAS 142.

After the assignment of goodwill based on the fair values as determined above, we tested the reasonableness of the resulting goodwill allocated to the company unit by comparing, on a market-by-market basis, the forecasted proceeds from the franchising of company-operated restaurants with the combined carrying value of property and equipment and the pro rata portion of the assigned goodwill that would be allocated to each market. We noted that there would not be significant gains or losses reported in future periods if the franchising of company restaurants was effected at the estimated sales value as of the acquisition date. We then compared the total of the goodwill assigned to each unit determined in accordance with paragraph 35 of SFAS 142 with the actual goodwill resulting from the final purchase price allocation and noted no significant difference.

7. Impairment and Closure Charges, page 96

8.             We note as a result of your annual impairment test, you concluded that the goodwill allocated to the Applebee’s company unit was fully impaired and an impairment charge of $113.5 million was recorded.  We also note that you recorded an impairment charge of $44.1 million related to the Applebee’s tradename.  However, you determined the fair value of the Applebee’s franchise unit was in excess of its carrying value and no impairment of goodwill was warranted.  You disclose on page 2 of Exhibit 99.1 filed with the Form 8-K filed on March 2, 2009 that “same-store sales for Applebee’s domestic franchise restaurants decreased 4.7% for the fourth quarter 2008 compared to the same quarter last year and decreased 2.4% for fiscal 2008.  Same-store sales for Applebee’s company-operated restaurants decreased 4.2% for the fourth quarter 2008 compared to the same quarter last year and decreased 1.3% for fiscal 2008.”  In light of this disclosure, explain why the goodwill related to the Applebee’s company-operated restaurants is fully impaired, but goodwill related to the Applebee’s franchise unit has no impairment.  Please explain the current economic factors that would affect your company-operated restaurants, but not your franchise restaurants.  In addition, explain to us the factors and assumptions used in your annual tests that were different between these two reporting units used to assess the fair value.

Response

In general, the same macro-economic factors that affect revenues from company-operated restaurants also affect revenues from franchise restaurants. The same assumption with respect to changes in same-store sales was used for both the Applebee’s company unit and the franchise unit in the 2009-2013 cash flow forecast used in the goodwill impairment test. However, there are two fundamental differences in underlying assumptions between these reporting units. The first relates to the different expectations regarding the change in number of restaurants in each unit. As we have disclosed in our public filings beginning with Form 10-K for the period ended December 31, 2007, our intent is to franchise the significant majority of the 510 company-operated Applebee’s restaurants acquired on November 29, 2007 by our fiscal 2010. Therefore, the estimated future cash flows for the company reporting unit consist of cash flows from an assumed declining number of company-operated restaurants. On the other hand, the estimated future cash flows for the franchise unit include an assumption of increase in the number of franchise units as franchisees open additional units in accordance with development agreements.

The second difference relates to a lowered estimate of cash flows from franchising the company-operated restaurants, compared to the estimate used in the final purchase price allocation. This change in estimated cash flows only impacted the company unit. These two differences produced different results of the impairment tests of the respective units while using the same underlying sales forecast.

9.             We note your statement under your evaluation as of June 30, 2008, “(iv) the Company’s net book value was in excess of its market capitalization throughout the period up to and including the date of filing its Form 10-Q for the Quarterly Period ended June 30, 2008.”  We also note your statement in your discussion of indicators of potential impairment for the third quarter of 2008, “(iv) the Company’s net book value was in excess of its market capitalization throughout the third quarter ended September 30, 2008, and while the market capitalization did decline below the Company’s net book value subsequent to September 30, 2008, by the October 31, 2008 date of filing its Form 10-Q for the Quarterly Period ended September 30, 2008, the Company’s net book value was in excess of its market capitalization.”  These statements do not seem to be correct as it appears that the reverse is true.  That is, the market capitalization is in excess of the net book value.  Please clarify if these statements are correct.  Similar disclosures are contained on page 47.

Response

We acknowledge that the statements were not correct. As the Staff has noted, the reverse is, in fact, true. In our response, dated December 30, 2008, to the comment number 5 of the Staff’s Comment Letter dated December 2, 2008, the relationship between the Company’s market capitalization and its book value was correctly stated. However, when similar language was utilized in the preparation of the disclosures contained in the Form 10-K for the period ended December 31, 2008 referenced above, the terms market capitalization and book value were inadvertently transposed.

10.      We note your discussion of indicators of potential impairment and your conclusions why these items were not indicators.  Explain the reasons why you did recognize impairment for the company units as of October 31, 2008.  Explain why these reasons are not the same factors that you have outlined in your disclosure of potential indicators.  Further, ensure that your disclosures comply with paragraph 47(a) of SFAS 142.

Response

As we discussed with respect to the quarterly periods ended June 30, 2008 and September 30, 2008, there was considerable uncertainty with respect to the depth and duration of the economic slowdown and the timing of a recovery, and that the Company was in the process of implementing several initiatives designed to improve Applebee’s same-store-sales and margin performance such that the Company continued to believe that its original sales forecasts were achievable. Towards the end of 2008, while there was still considerable uncertainty with respect to the economic slowdown, the prevailing view was that a recovery was not likely to begin until the latter half of 2009 or early 2010. Therefore, during the fourth quarter of 2008, the Company revised downward its forecasted sales assumption for 2009 which impacted the assumed cash flows for both 2009 and the 2010-2013 time period due to an assumed lower base from which the 2010-2013 time frame was projected. This downward revision of the sales assumption in the forecast for the 2009-2013 time period, which was the key assumption underlying the discounted cash flows model used to assess the fair value of the reporting units, coupled with the downward revision of estimated proceeds from the franchising of company restaurants based on actual transactions that had been entered in to during 2008, were the reasons the impairment was recognized on the goodwill assigned to the Applebee’s company reporting unit in the fourth quarter of 2008.

The third paragraph on page 97 of Form 10-K for the year ended December 31, 2008 was intended to address these factors in response to the requirements of paragraph 47 (a) of SFAS 142 and should have appeared within the second paragraph on page 97 as follows:

 “The first step of the impairment test compared the fair value of each of our reporting units to their carrying value. Significant assumptions used to determine fair value under the discounted cash flows model include future trends in sales, operating expenses, overhead expenses, depreciation, capital expenditures, and changes in working capital along with an appropriate discount rate. Additional assumptions were made as to proceeds to be received from future franchising of company-operated restaurants. During the fourth quarter, the commercial real estate market continued to weaken, the credit markets continued constrained, economic forecasts were uncertain as to how long the recessionary period would last, and the Company’s stock price declined. The Company revised the significant assumptions underlying the discounted cash flows model, primarily its 2009 revenue forecast and the discount rate. Based on this first step, we concluded the fair value of the IHOP unit and the Applebee’s franchise unit was in excess of their respective net carrying values and no impairment of goodwill was warranted. However, the fair value of the Applebee’s company unit was less than the net carrying value of its assets assigned, requiring the second step of the impairment test. In performing the second step of the impairment test the Company concluded that the goodwill allocated to the Applebee’s company unit was fully impaired and an impairment charge of $113.5 million was recorded. No tax benefit is associated with the impairment of goodwill.”

The third paragraph would then address the fact that the Company reviewed events subsequent to the October 31, 2008 valuation of the Applebee’s units, updated its impairment analysis of the Applebee’s franchise unit and determined the fair value of the Applebee’s franchise unit was in excess of its carrying value as of December 31, 2008.

16. Preferred Stock and Stockholders’ Equity

Preferred Stock, page 114

11.      Tell us and disclose the terms of Series A Perpetual Preferred Stock that cause these shares to be classified as temporary equity.  See paragraph SFAS 129.

Response

Paragraph 8 of EITF D98-4 indicates that a change-in-control provision would require a preferred security to be classified outside of permanent equity because a purchaser could acquire a majority of the voting power of the outstanding stock, without company approval, thereby triggering redemption. The Series A Perpetual Preferred Stock has a change-in-control provision and therefore has been classified as temporary equity. This change-of-control provision is included in the Certificate of Designations of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights, and Qualifications, Limitations and Restrictions Thereof, of Series A Perpetual Preferred Stock filed as Exhibit 3.1 to Form 8-K filed December 5, 2007.

Item 9A. Controls and Procedures, page 130

Evaluation of Disclosure Controls and Procedures, page 130

12.      You stated that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the disclosure controls and procedures are met.  You also state that based upon your assessment at the end of the period that your Chief Executive Officer and Principal Financial Officer have concluded that “[y]our disclosure controls and procedures were effective.”  Please confirm, if true, that your disclosure controls and procedures were effective at the reasonable assurance level and provide us with a representation that you will include similar disclosure, as applicable, in future filings.  Please refer to Section II.F.4 of SEC Release No. 34-47986, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

Response

We hereby confirm that the disclosure controls and procedures referred to in Evaluation of Disclosure Controls and Procedures on page 130 of our Form 10-K for the year ended December 31, 2008 were effective at the reasonable assurance level. We hereby represent that in future filings the Evaluation of Disclosure Controls and Procedures will clarify that effectiveness is being assessed at the reasonable assurance level.

We hope our responses appropriately address the Staff’s comments. Please contact me at (818) 637-3628 should you require additional information or have any questions.

Sincerely,

/s/ Gregg Kalvin
Gregg Kalvin
Vice President, Corporate Controller
(Principal Accounting Officer)